

Mail Stop 3561

March 21, 2017

Timothy E. Mullany
Chief Financial Officer
Rave Restaurant Group, Inc.
3551 Plano Parkway
The Colony, Texas 75056

     Re: **Rave Restaurant Group, Inc.**
             Form 10-K for the Fiscal Year Ended June 26, 2016
             Form 10-Q for the Quarterly Period Ended December 25, 2016
             Filed September 23, 2016 and February 8, 2017
             File No. 0-12919

Dear Mr. Mullany:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 26, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations

Non-GAAP Financial Measures an Other Terms, page 18

1. Please indicate which key performance measures represent non-GAAP financial measures. For those measures which you identify as non-GAAP measures, please disclose why each of those measures are useful to investors and revise your disclosure to provide the other information required by Item 10(e)(1) of Regulation S-K.

Notwithstanding the preceding, please tell us why it is important to investors to adjust EBITDA for pre-opening costs.

2. In your presentation of restaurant operating cash flows you should begin your reconciliation with loss from continuing operations before taxes as reported in the consolidated statements of operations per page F-3. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Financial Results, page 18

3. In your discussion, you first present the components of revenue in an easy-to-read table. In future filings, please also present the components of costs and expenses in a similar format, with a view to understanding the reasons why costs and expenses have increased and to what extent they are attributable to your restaurants as compared to Norco's operations. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements and Supplementary Data

Notes to consolidated Financial Statements

Note K – Earnings per Share, page F-19

4. We note that the inclusion of stock options in the computation of diluted earnings per share is antidilutive. Please revise or advise. Please note that this comment also applies to Form 10-Q for the six months ended December 25, 2016.

5. Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive. Refer to ASC 260-10-50-1c. Please note that this comment also applies to Form 10-Q for the six month period ended December 25, 2016 where you disclose potential dilutive securities for the three month period then ended but not the six month period ended.

Form 10-Q for the Quarterly Period Ended December 25, 2016

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page 4

6. Please tell us your consideration of disclosing a description of impaired long-lived assets and other lease charges and the facts and circumstances leading to the impairment and charges. Refer to ASC 360-10-50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry (Staff Attorney) at (202) 551-3621 or Mara Ransom (Assistant Director) at (202) 551-3264 or me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products